Krys Boyle, P.C.
                                Attorneys at Law
Telephone                    Suite 2700 South Tower                    Facsimile
(303) 893-2300               600 Seventeenth Street               (303) 893-2882
                           Denver, Colorado 80202-5427


                                November 28, 2006


Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

     Re:   American TonerServ Corp.
           Amendment No. 1 to Registration Statement on Form SB-2
           Filed November 6, 2006
           File No. 333-137831

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated November 22, 2006 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form S-3
--------

Comment No. 1

     Please update to conform to the requirements of paragraph (g) of Item 310 of Regulation S-B.

     The financial statements have been updated in compliance with paragraph (g) of Item 310 of Regulation S-B in Amendment No. 2 to the registration statement and all related information has also been updated.

Legal Opinion
-------------

Comment No. 2

     Please file an updated opinion of counsel regarding the legality of the offering.

     An updated opinion of counsel has been filed as Exhibit 5.1 to Amendment No. 2.

Accountant's Consent
--------------------

Comment No. 3

     Please include a currently dated and a manually signed consent of the public accountants.

     An updated consent of the public accountants has been filed as Exhibit 23.2 to Amendment No. 2.

   - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By: /s/ James P. Beck
                                        James P. Beck

cc:  American TonerServ Corp.